SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

                                   (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED SEPTEMBER 30,1997 or

[    ]    TRANSITION  REPORT  PURSUANT  TO  SECTION  15(d) OF THE  SECURITIES
          EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _______________ to __________

                           Commission File No. 1-10863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         YORK INTERNATIONAL CORPORATION
                            631 South Richland Avenue
                            York, Pennsylvania 17403

                                      INDEX

Item                                                                       Page

Signature                                                                    2

Audited Plan Financial Statements and Schedules Prepared in Accordance
With the Financial Reporting Requirements of ERISA                           3

Exhibit Index                                                                15

Exhibit                                                                      16

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        BRISTOL COMPRESSORS
                                        THRIFT AND RETIREMENT PLAN


Date:  February 16, 1999                By: /s/ JANE G. DAVIS
                                        ----------------------------
                                             Jane G. Davis
                                             Member, Pension and Investment
                                               Committee

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                              Financial Statements
                                       and
                             Additional Information

                               September 30, 1997 and 1996

Independent Auditors' Report

Administrative Committee

Bristol Compressors Thrift and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Bristol Compressors Thrift and Retirement Plan as of September 30, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bristol Compressors Thrift and Retirement Plan as of September 30, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Bristol Compressors Thrift and Retirement Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ KPMG LLP

February 23, 1999

BRISTOL COMPRESSORS

Thrift and Retirement Plan

Statements of Net Assets Available for Benefits

September 30, 1997 and 1996

                                                       1997              1996
Assets:

  Investments, at fair value:

   Valuestar U.S. Treasury Money Market Portfolio   $6,257,647           585,127
   U.S. government obligations                       5,240,407         6,688,547
   The Employee Benefit Stable Value Fund           13,286,635        15,171,306
   Cash                                                176,529           173,931

                                                    24,961,218        22,618,911

  Receivables:

   Employer and employees contributions receivable      75,734            50,053
   Accrued interest receivable                          94,218           144,834
   Other receivable                                      8,099             2,712

   Total receivables                                   178,051           197,599

Liabilities:

   Accounts payable                                     18,576           190,120

Net assets available for benefits                  $25,120,693        22,626,390

See accompanying notes to financial statements.

BRISTOL COMPRESSORS

Thrift and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years ended September 30, 1997 and 1996


                                                     1997               1996

Net assets available for benefits,               $22,626,390         20,336,510
beginning of year

Additions:

 Contributions:

   Employees                                        1,125,256          1,070,584
   Employer                                         1,784,438          1,560,776
 Interest and dividend income                         412,665            431,536
Net appreciation in fair value of                     984,177            803,993
investments

                                                    4,306,536          3,866,889

Deductions:

  Benefit payments                                  1,722,200          1,489,135
  Administrative expenses                              90,033             87,874

                                                    1,812,233          1,577,009

Net increase in net assets available for benefits   2,494,303          2,289,880

Net assets available for benefits, end of year    $25,120,693         22,626,390

See accompanying notes to financial statements.

(1)   Summary of the Plan

     The following description of the Bristol Compressors Thrift and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan, amended and restated effective October 1, 1997, covers the eligible employees of Bristol Compressors, Inc. and certain of its affiliated entities (the Company). It is a contributory savings plan whereby an employee becomes eligible for participation in the Plan when he or she has attained age 18 and completed 1,000 hours of service. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Company is wholly-owned by York International Corporation, the Plan Sponsor.

     Contributions

     Each participant that elects to participate in the savings portion of the Plan, shall contribute an amount equal to 1% to 10% of his or her eligible compensation to the Plan. The Company shall contribute on behalf of each participant an amount equal to 10% of the first 5% of the participant's contributions. The Company shall for each participant, each year, also contribute to the Plan an amount equal to 3.2% to 4.0% of compensation, as defined and limited in the Plan.

     A participant may change his or her contribution percentage as of the first day of any calendar month, but not retroactively and not more frequently than twice in each fiscal year of the Plan.

     Payment of Benefits

     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account.

(1)  Continued

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after seven years of credited service, as follows:

               Years of                           Vested
               vesting service                    percentage
               ---------------------------------------------

               Less than 1                                0  %
               1                                         10
               2                                         20
               3                                         30
               4                                         40
               5                                         60
               6                                         80
               7                                        100
               ---------------------------------------------

(2)  Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared on the accrual basis of accounting.

     Administrative Expenses

     Certain administrative expenses are paid by the Plan Sponsor.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value.

(2)  Continued

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits

     Benefits are paid when recorded.

     Reclassifications

     Certain  1996  balances  have  been   reclassified  to  conform  with  1997
     presentation.

(3)  Related Party Transactions

     Certain  Plan   investments  are  shares  of  funds  managed  by  AmeriStar
     Investments and Trust (AmeriStar). AmeriStar is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest.

(4)  Tax Status

     The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated January 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)  Plan Termination

     The Plan Sponsor may terminate the Plan at any time. In the event of the total or partial termination of the Plan, all affected participants shall have a nonforfeitable right (100% vesting) to their accounts determined as of the date of the total or partial termination of the Plan.

(6)  Subsequent Events

     In February of 1998, the Plan Sponsor removed First American National Bank as trustee and appointed Fidelity Management Trust Company as trustee.

     Effective January 1998, the Plan Sponsor amended the Plan to offer participants fourteen investment programs as follows:

(6)  Continued

     The "Fixed Income Fund", under an agreement between the trustee and various
     insurance   companies,   provides  a   guaranteed   rate  of   interest  on
     contributions.

     The "Puritan Fund" is a mutual fund which seeks to obtain as much income as possible, consistent with the preservation and conservation of capital, by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

     The "Magellan Fund" is a mutual fund which invests primarily in common stock, and securities convertible into common stock, of U.S., multinational, and foreign companies of all sizes that offer potential for growth.

     The "Equity Income Fund" is a growth and income fund. It seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

     The "Growth  and Income  Fund" is a growth and income  fund.  It seeks high total return through a combination of current income and capital appreciation. It invests in securities of companies that pay current dividends and offer potential growth of earnings, such as common stocks, securities convertible into common stocks, preferred stocks and fixed-income stocks.

     The "OTC  Portfolio  Fund" is a growth  fund.  It seeks  long-term  capital appreciation by investing primarily in securities traded on the over-the-counter securities market. Securities in which the fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York and American Stock Exchanges.

     The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally at least 65% of the fund's total assets will be invested in securities of issuers from at least three different countries outside of North America.

     The "U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

     The "U.S. Bond Index Fund" is an income fund. It seeks investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade fixed-rate debt issue, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

     The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

     The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 1-10 years.

     The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 10-20 years.

     The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 20-30 years.

     The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 30-40 years.

     Effective March 1, 1999, the Plan Sponsor amended the Plan to offer participants an additional investment, as follows:

     The "York International Stock Fund" consists primarily of York International Corporation stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International stock. The York International Stock Fund is not a mutual fund -- it is an unmanaged non-diversified investment option. If participants choose to invest in the York International Stock Fund, the following restrictions will apply to their investment:

     o Limitation on New Contributions - participants will only be permitted to invest up to 20% of any new contributions to the Plan in the York International Stock Fund.

     o No Rollover Purchase - participants will not be permitted to invest any portion of a rollover contribution in the York International Stock Fund.

     o No Transfers from Other Funds into the York International Stock Fund - although participants will be able to continue to make exchanges between other investment funds, participants will not be permitted to transfer amounts that are invested in another investment fund into the York International Stock Fund.

     o Sales of York International Stock Fund Must Occur During Window Period - although participants will be permitted to sell any portion of their investment in the York International Stock Fund and invest the proceeds of that sale into another investment fund, any sale can only occur during "window" periods that will be established by the Plan Sponsor. At the beginning of the year, participants will be notified of upcoming window periods.

                                                                     Schedule 1

BRISTOL COMPRESSORS

Thrift and Retirement Plan

Item 27a - Schedule of Assets Held for Investment Purposes

September 30, 1997


                                                                                                                          Current
Identity of issuer                                Description of investment                                Cost             Value

AmeriStar Investments and Trust         Valuestar U.S. Treasury Money Market Portfolio*                $ 6,257,647      6,257,647
U.S. Government                         United States Treasury notes (5.75%, 10/31/97)                     495,396        500,156
U.S. Government                         United States Treasury notes (5.625%, 10/31/97)                    200,755        200,063
U.S. Government                         United States Treasury notes (6%, 11/30/97)                        188,739        188,235
U.S. Government                         United States Treasury notes (5.125%, 3/31/98)                     390,005        399,500
U.S. Government                         United States Treasury notes (6.125%, 5/15/98)                     399,255        401,500
U.S. Government                         United States Treasury notes (5.125%, 6/30/98)                     787,791        797,750
U.S. Government                         United States Treasury notes (5.25%, 7/31/98)                      344,536        349,016
U.S. Government                         United States Treasury notes (5.875%, 8/15/98)                     403,260        400,750
U.S. Government                         United States Treasury notes (4.75%, 9/30/98)                      487,036        495,625
U.S. Government                         United States Treasury notes (6%, 8/15/99)                         495,396        501,406
U.S. Government                         United States Treasury notes (5.875%, 11/15/99)                    501,646        500,312
U.S. Government                         United States Treasury notes (6.375%, 1/15/00)                     508,482        506,094
AmeriStar Investments and Trust         The Employee Benefit Stable Value Fund*                          8,743,239     13,286,635
AmeriStar Investments and Trust         Cash                                                               176,529        176,529

                                                                                                       $20,379,712     24,961,218

* Party-in-interest investment

                                                                     Schedule 2

BRISTOL COMPRESSORS

Thrift and Retirement Plan

Item 27d - Schedule of Reportable Transactions

Year ended September 30, 1997



-----------------------------------------------------------------------------------------------------------------------------------

                                                                                  Expenses
                                                                                  incurred                    Current
Identity of party        Valuestar U.S. Treasury   Purchase    Selling    Lease     with         Cost of      value of    Realized
involved                 Money Market Portfolio*     price      price     rental  transaction    asset        asset       gain/loss
-----------------------------------------------------------------------------------------------------------------------------------

                         Valuestar U.S.
AmeriStar Investments    Treasury Money Market
    & Trust              Portfolio                 $9,436,714     -          -         -         9,436,714    9,436,714      -

                         Valuestar U.S. Treasury
AmeriStar Investments    Money Market
    & Trust              Portfolio                     -        3,764,194    -         -         3,764,194    3,764,194      -

AmeriStar Investments    The Employee Benefit
    & Trust              Stable Value Fund          1,730,151     -          -         -         1,730,151    1,730,151      -

AmeriStar Investments    The Employee Benefit
    & Trust              Stable Value Fund             -        4,346,959    -         -         3,027,132    4,346,959   1,319,827
-----------------------------------------------------------------------------------------------------------------------------------


                                 EXHIBIT INDEX

Exhibit No.         Document

     23             Consent of Independent Accountants